SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For September 2010
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2010, incorporated by reference herein:
Exhibit
99.1
Release dated September 30, 2010, entitled “NO CHANGE STATEMENT AND ANNUAL
GENERAL MEETING”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: September 30, 2010                                  By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD")
NO CHANGE STATEMENT AND ANNUAL GENERAL MEETING
NO CHANGE STATEMENT
Shareholders are advised that the audited annual financial statements for the 12 months ended 30
June 2010 as contained in the annual report were distributed to shareholders on 30 September 2010 and contain no material modifications to the reviewed preliminary results which were published on
SENS on 26 August 2010.

ANNUAL GENERAL MEETING
The annual general meeting of DRDGOLD shareholders will be held at Quadrum Office Park,
Building 1, 50 Constantia Boulevard, Constantia Kloof, Roodepoort, South Africa on Friday, 26
November 2010 at 09h00 to transact the business as stated in the annual general meeting notice, forming part of the annual report.

Roodepoort
30 September 2010

Sponsor
One Capital